NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 06-13

August 14, 2006

Cumberland Reports Second Quarter 2006 Financial Results and Summary of Activities

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to report unaudited financial results and summary of activities for the three months ended June 30, 2006.

HIGHLIGHTS

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Commenced $3.9 million 2006 exploration program

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Discovered new gold zone, Goose South, in Phase I 2006 drilling

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Reported initial Cannu zone resource and advanced Phase I 2006 drilling

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Commenced Phase II 2006 drill program at Cannu zone and Ukalik prospect

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Submitted final information to the Nunavut Impact Review Board for environmental permitting

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Closed $5 million flow-through private placement

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Ended second quarter with $29.6 million in cash

Advancing Meadowbank Towards Mid-Tier Gold Production

The Meadowbank project is host to Canada’s largest pure gold open pit reserves with gold reserves estimated at 2.9 million ounces1 and the 2006 exploration program is focused on increasing gold resources and reserves.  Cumberland is advancing the Meadowbank project towards open pit production of 330,000 ounces of gold per year over an 8.1 year mine life with an estimated total cash cost of US$201 per ounce based on a bankable feasibility study and subsequent bank due diligence2 completed in December 2005.  In March 2006, the Company arranged a gold loan facility for up to 420,000 ounces of gold (15% of reserves) from Barclays Capital, Bayerische Hypo-und Vereinsbank and Société Générale.  Such facility is subject to the satisfaction of certain conditions including, among other things, Cumberland securing all requisite regulatory permits and licences and completion of final loan documentation.  At a Cdn$600 per ounce spot gold price, the monetized value of the gold loan would be approximately Cdn$250 million.  Meadowbank has advanced to the final stages of the environmental review process and the Company anticipates receipt of NIRB’s recommendation by the end of August 2006.  Depending on receipt of permits and licences, operations from three, shallow open pits could commence in late 2008 or early 2009.

Meadowbank Gold Project Production Profile2 (Dec. 2005)

(Assuming long term US$400/oz. gold and US$0.75 per Cdn$1.00)

Open Pit Mineral Reserve (Proven & Probable)	2,890,000 ounces[1]
Metallurgical Recovery	93.2%
Mine Throughput	2.73 Mtpa
Mine Life	8.1 years
Average Annual Production Rate: Years 1 to 4 Life of Mine	400,000 ounces 330,000 ounces
Total Cash Cost per Oz.: Years 1 to 4 Life of Mine	US$175 US$201
Pre-production Capital Costs	US$235 million Cdn$313 million

Meadowbank Gold Project

Impact of Varying Gold Price & Exchange Rate on Economics2 (Pre-tax, Cdn$)

Spot Cdn$ Gold Price	IRR (%)	NPV @ 0% (Cdn$millions)	NPV @ 5% (Cdn$millions)	Fuel Price
*$533	17.6	323.6	171.0	Base Case
$600	22.8	443.5	254.9	Dec. 2005
$675	31.2	644.5	397.3	Dec. 2005
$750	39.1	845.3	539.6	Dec. 2005

* On an after-tax basis, IRR is estimated at 12.8, NPV @ 0% is estimated at Cdn$206.9 million and payback is estimated at 3.8 years.

SUMMARY OF RECENT ACTIVITIES

2006 Exploration Program

The Company commenced its $3.9 million 2006 exploration program at Meadowbank in April.  The two phased 2006 program, including approximately 9,000 metres of diamond drilling, is focused on increasing gold resources and reserves at the Cannu zone and other targets along the 25 kilometre Meadowbank gold trend.

Goose South Gold Zone Discovery

Diamond drilling completed during the Phase I 2006 program (approximately 2,270 metres in 12 holes) discovered a new zone of mineralization, the Goose South zone, located approximately 400 metres south of the Goose Island deposit.  The 2006 program focused on mineralization intersected by a single drill hole in 1997, which indicated that the stratigraphy at the Goose South zone is the same as that at the Goose Island deposit.  Highlights from the Phase I 2006 Goose South drilling include:

Selected Highlights from Goose South 2006 Drill Holes*

Hole Number	Grade Au (g/t)	Width (m)	Depth (m below surface)
G06-622	5.12	3.50	77
G06-625	5.07	3.19	193
G06-633	12.63	0.96	81
G06-635	5.61	3.60	22
G06-638	110.52	1.74	100

* Estimated true width to be approximately 50% to 60% of intersection length.

The drill intersections in this steeply dipping zone have yielded encouraging gold grades over narrow to moderate widths within a similar structural and stratigraphic setting as the Goose Island deposit.  Additional results are pending.  Further exploration will not take place at Goose South in 2006 since Goose South is an ice-based target.

Cannu Zone Resource Estimate and Additional Drilling

The Cannu zone gold mineralization, discovered in the fall of 2005, represents a potential 350 metre northern extension to the proposed Portage open pit.  Mineralization at Cannu is hosted in a shallow, bowl-shaped structure.  The following initial inferred resource at the Cannu zone (based on 30 holes drilled in 2005 and 4 pre-2005 holes) was calculated by SRK Consulting (UK) Limited in early 2006:

Cannu Zone Mineral Resource (April 2006)3

Category	Tonnes	Au Grade (g/t)	Contained Ounces
Inferred	440,000	6.0	85,000

The 2006 exploration program includes both infill and step-out drilling to define the extent of the mineralization and enable a reserve estimate.   Diamond drilling completed during the Phase I 2006 program at Cannu included approximately 3,270 metres in 24 holes.  Highlights from the Phase I 2006 Cannu drilling include:

Selected Highlights from Cannu 2006 Drill Holes*

Hole Number	Grade Au (g/t)	Width (m)	Depth (m below surface)
NP06-607	7.12	11.77	44
NP06-609	7.09	3.04	58
NP06-614	3.30	3.28	44
NP06 -615	8.15	4.42	133
NP06-623	13.51	3.11	30
NP06-628	15.00	1.27	5
NP06-634	5.61	20.80	117

* True thickness of intersections ranges from 95-100% of intersected widths.

Phase I drilling at Cannu has continued to yield high grades and improved definition in the zone.  Additional results are pending.  Phase II drilling, to fully delineate the zone, commenced in July 2006.

Financing Activities

In April 2006 the Company announced that it closed a non-brokered private placement of 833,333 flow-through common shares at a price of $6.00 per share for aggregate gross proceeds of $5,000,000. The gross proceeds from the private placement of flow-through shares will be used for continued exploration of the Meadowbank project and on other eligible properties.

Permitting and Development Schedule

Public hearings were held in late March 2006 as part of the Nunavut Impact Review Board’s (NIRB’s) environmental assessment for the development of the Meadowbank project.  Additional information was requested by the NIRB and Cumberland submitted the final requested information on July 19 and its closing remarks on July 26.  On July 28 the NIRB announced the closing of the hearing record and stated it will make its recommendation to the Federal Minister of Indian and Northern Affairs by the end of August 2006.  The Federal Minister must approve a positive recommendation before the issuance of a project certificate.  Depending on receipt of permits and licenses, operations from three, shallow open pits could commence in late 2008 or early 2009.

FINANCIAL HIGHLIGHTS

At June 30, 2006 the Company had cash and cash equivalents of $29.6 million as compared to $27.9 million at December 31, 2005.

The Company incurred a net loss of $5.8 million ($0.10 per share) in the second quarter of 2006 compared to $3.9 million ($0.07 per share) in the second quarter of 2005.  This increase in net loss is primarily due to increased project development and environmental permitting costs for the Meadowbank project, an increase in stock-based compensation expense and an increase in project financing costs.

The largest component of the Company’s net loss relates to exploration and project development costs at Meadowbank.  In the second quarter of 2006 the Company incurred exploration and development costs at Meadowbank of $3.2 million compared to $2.5 million in the second quarter of 2005.  This increase primarily relates to environmental and permitting costs associated with the NIRB’s review.

The Company had no operating revenues in the first six months of 2006 or 2005, as it had not commenced mining operations.

This summary of financial highlights should be read in conjunction with the Company’s first quarter 2006 unaudited financial statements and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations, both of which are available on www.sedar.com.

Meadowbank Gold Project

Open Pit Mineral Reserve (Proven & Probable) (Fourth Quarter 2005)1

Open Pit	Category	Ore (t)	Grade (g/t)	Ounces
Portage	Proven	3,020,000	4.8	470,000
	Probable	7,990,000	4.4	1,120,000
	Proven & Probable	11,010,000	4.5	1,590,000
Vault	Proven	-	-	-
	Probable	8,010,000	3.4	870,000
	Proven & Probable	8,010,000	3.4	870,000
Goose Island	Proven	-	-	-
	Probable	2,310,000	5.7	420,000
	Proven & Probable	2,310,000	5.7	420,000
Total	Proven	3,020,000	4.8	470,000
	Probable	18,300,000	4.1	2,420,000
	Proven & Probable	21,320,000	4.2	2,890,000

Note:  95% mining recovery and contact dilution applied.

Cumberland is a well financed mineral development and exploration company.  The Company has completed a bankable feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is advancing the project towards production.  The Company also holds a 22% carried to production interest in the Meliadine West gold project and a 50% interest in the Meliadine East gold project, both located in Nunavut. The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

1 Meadowbank Gold Reserves (Fourth Quarter 2005) - The open pit mineral reserves have been prepared in accordance with NI 43-101. Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited is the independent Qualified Person responsible for preparation of stated reserves.

2 Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) (“SRK”) completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

3 Cannu Resource (April 2006) - The inferred mineral resource estimate was prepared in conformance with the requirements set out in NI 43-101 under the direction of Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited, who is an independent Qualified Person as defined by NI 43-101.

Forward Looking Statements and Risks - This news release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 40-F filed with the United States Securities and Exchange Commission (the “SEC”).

Cautionary Note to U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as “measured”, “indicated” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. investors are urged to consider closely the disclosure in our Form 40-F, which is available from us at Suite 950 – 505 Burrard Street, Vancouver, B.C.  V7X 1M4. You can also obtain this form from the SEC’s website at:  http://sec.gov/edgar.shtml.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources – This news release uses the term “inferred resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this news release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.